SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

22 December 2005

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 22 December 2005	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                            PROTHERICS PLC

                                                    NOTIFICATION OF PDMR INTERESTS

22 December 2005: Protherics PLC ("Protherics"), the biopharmaceutical company focused on critical care and oncology, announces the award, on 21 December 2005, of a conditional right to receive 72,380 ordinary shares in the Company under the Protherics PLC 2005
Long Term Incentive Plan (the "LTIP"), to Saul Komisar, President of the Company's US operations.  The award vests on the third anniversary of the date of grant subject to the achievement of the performance conditions.

Following the above award, Saul Komisar holds conditional awards over 172,631 ordinary shares in the Company under the LTIP and options over 551,629 ordinary shares granted under the Protherics PLC Unapproved Executive Share Option Scheme.

Protherics PLC also announces the grant, under the LTIP, of the following options over 2p ordinary shares in the Company, on 21
December 2005:

Name                           Position                                            Number of         Exercise Price
                                                                                   Options

Sally C Waterman               Director of Research & Development                    79,618          2p

Ian T Scoular                  Director of Business Development                     147,771          2p

Nicholas J Staples             Director of Corporate Affairs                         47,771          2p

The options are exercisable, subject to the achievement of the performance conditions, between the third and tenth anniversary of the date of grant.

Following this grant of options, the above hold options over the following number of shares:

Sally Waterman                                                 279,618
Ian Scoular                                                    647,771
Nick Staples                                                   216,264

The current issued ordinary share capital of the Company is 245,603,111 shares.

                                                                 ENDS

For further information contact:

Protherics PLC                                    +44 (0) 20 7246 9950
Julie Vickers, Company Secretary                  +44 (0) 928 518010
Nick Staples, Corporate Affairs                   +44 (0) 7919 480510 (mobile)

Financial Dynamics                                +44 (0) 20 7831 3113
David Yates

END